SIDLEY AUSTIN
SIDLEY

SIDLEY AUSTIN
LEVEL 39
TWO INT'L FINANCE CENTRE
8 FINANCE STREET
CENTRAL, HONG KONG
(852) 2509 7888
(852) 2509 3110 FAX

yan.chen@sidley.com
852 2901 3820

Our Ref: 22277-00002


08001613

March 25, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. COSL's exemption file number is 82-34696.

Enclosed please find one copy of announcement made by COSL, which COSL is required to furnish to the Securities and Exchange Commission pursuant to the exemption referred hereinabove. Should you have any questions regarding this matter, please do not hesitate to contact us.

Yours sincerely,

Yan Chen

Encl.





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Notice on COSL 2007 Annual Results

(24 March 2008, Hong Kong) China Oilfield Services Limited ("COSL" or the "Company"; HKSE stock code: 2883; SSE stock code: 601808) is going to announce its 2007 annual results on 28 March, 2008 (Friday). The Company will upload its annual results announcement on HKExnews website and COSL's website between 5-6 p.m. An analyst presentation and a press conference will be held in Hong Kong on 31 March 2008 (Monday).

Details of the events are as follows:
Analyst Presentation
Date: 31 March 2008 (Monday)
Time: 10:00 a.m.
Venue: Harbour View Ballroom II and III
4/F, Four Seasons Hotel
8 Finance Street
Central

Press Conference
Date: 31 March 2008 (Monday)
Time: 11:30 a.m.
Venue: same as above

Formal invitations will be sent out one week before the date of results announcement. Presentation materials and press releases will be distributed during the analyst presentation and press conference, also available for downloading in the Company website: www.cosl.com.cn on the same day. Webcast of the analyst presentation will be available for downloading in the Company website from 1 April 2008 (Tuesday) onwards.

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